Johnson Matthey

03045530

December 23, 2003

Robert M. Talley
Vice President, General Counsel
and Secretary

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7099 3400 0005 5446 1685

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED DEC 29 2003 WASH., D.C. 158

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

Dealings By Directors **18 December 2003**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

Robert M. Talley
Vice President & General Counsel

Enclosure
cc: S. A. Farrant (w/o enclosures)
O:\LG\S\SEC\SEC122203.DOC

dlw 1/8

Full Text Announcement

Company	Johnson,Matthey PLC
TIDM	JMAT
Headline	Director Shareholding
Released	11:30 18 Dec 2003
Number	4206T

JM Johnson Matthey

DEALINGS BY DIRECTORS

Name of Company
Johnson Matthey PLC

Name of Director
C R N Clark
N A P Carson
P N Hawker
D W Morgan
J N Sheldrick

Person with holding(s)
As above

Registered Holder(s)
Mourant ECS Trustees Ltd as the Trustee of the Johnson Matthey Share Incentive Plan.

Connected person(s)
n/a

Nature & extent of transaction
Regular monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

Number of shares/amount of stock acquired

C R N Clark	42
N A P Carson	42
P N Hawker	42
D W Morgan	42
J N Sheldrick	42

Percentage of issued class
Less than 0.01%

Number of shares/amount of stock disposed
n/a

Percentage of issued class
n/a

Class of security
Ordinary £1 shares

Price per share
£9.50

Date of transaction
17 December 2003

Date company informed
18 December 2003

Total holding following this notification

C R N Clark	17,720
N A P Carson	44,815
P N Hawker	6,906
D W Morgan	35,276
J N Sheldrick	92,222

Total percentage holding of issued class following this notification
0.9%

Contact and telephone number for queries
Lynne Sanderson
020 7269 8461

Name of authorised company official responsible for making this notification:
Lynne Sanderson
020 7269 8461

Date of Notification: **18 December 2003**

END

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